CARIBBEAN WATER TECHNOLOGIES INC.

# SHORES PREMIUM BOXED WATER OWNERSHIP OPPORTUNITY


SOCA
Shores
WATER
Purified Water
A9
20 OZ
1.5 L

ownh2o.com Fayetteville, GA

B2B | Hardware | Minority Founder | Clean Tech | Home Tech

## Highlights

**Regular Updates**
Founders have a strong track record of investor updates.

1. Independently tested microplastic-free EMSL Analytical, Inc. Case # 362402047
2. 83% of Americans are concerned about microplastics in their drinking water.
3. Already in 34+ stores and 8 premium hotels across Florida and the Caribbean.
4. Caribbean expansion underway, with broader U.S. launch targeted for 2027.
5. Own the brand, drink the product — U.S. home delivery planned to begin in October.
6. 50,000 cartons donated to Jamaica following Hurricane Beryl.
7. Led by a veteran founder, ex-General Mills executive & veteran CEO/COO advisor.
8. Retail, hospitality and custom-branded cartons create multiple paths to revenue.

## Team



**Nimon Bondurant** C.E.O.

Founder — Inventor of patented water purification technology, (Patent number: 10633261). Leads SHORES' overall strategy, growth, and market alignment.



**Richard King** Senior Advisor, CPG

Co-founder: Former General Mills executive with 30+ years of experience scaling food, water, and wellness brands into major retail chains.



**Greg FLICKINGER** Senior Advisor, Business Strategy



Co-founder: Veteran CEO and COO-level executive with deep experience in enterprise-scale operations, business transformation, and performance management.



**Julius Jackson** Director

Co-founder: U.S. Olympian, Chef, instrumental in regional market expansion.



**Benny Demus** Brand & Market Development

Entrepreneur, global entertainer and cultural connector helping expand brand visibility through entertainment, media, and strategic relationships.



**Benjamin Walker Jr** Distribution & Retail Partnerships

Equity Stake Holder: Early supporter. Supports distributor development, retail relationships, and strategic partnerships

---

## Memo


SHORES IS
OPENING OWNERSHIP
See the opportunity.
2,300 CASES IN 6 HOURS
IN 34 STORES
IN 8 HOTELS
10,800+ CASES
PRODUCED & SHIPPED
All images shown are from actual SHORES operations, placements and inventory. No AI-generated imagery.


THE PRODUCT
WHY PEOPLE
CHOOSE SHORES
Premium water in a package most bottled water brands can't match.

### Tested microplastic-free

Independent lab testing found no microplastics in the sample submitted.


SHORES

### Aseptic carton

Sealed against light and air. Two-year shelf life, no refrigeration needed.



### Plant-based cap, paperboard carton

Made largely from renewable material instead of petroleum plastic.



### Caribbean-sourced

Produced in the region it comes from, sold in the U.S. and Caribbean.

---

**Independent lab testing found no microplastics in SHORES water.**



EMSL Analytical, Inc.

5406 Hoover Blvd., Ste 21, Tampa, FL 33634
200 Route 130 North, Cinnaminson, NJ 08077
Phone: (813)-280-8752 (856) 858-4800

Attn.: *Nimon Bondurant*
**Caribbean Water Technologies Inc.**
233 Smithstone Path
Fayetteville, GA 30214
nimon@cwti.com
Phone: 470-385-7188

EMSL Case No.: 362402047
Sample(s) Received: 7/30/2024
Date of Reporting: 8/6/2024
Date Printed: 8/6/2024
Reported By: C. Helou

**- Laboratory Report -**

**Analysis of Microplastics**

**Project: SSW001**

*Conclusions:*

The data obtained during analysis indicates the following:

- No microplastics were detected in the sample submitted.

*Procurement of Samples and Analytical Overview:*

The sample submitted for analysis arrived at EMSL Analytical on 7/30/2024. The package arrived in satisfactory condition with no evidence of damage to the contents. The data reported herein has been obtained using the following equipment and methodologies.

Methods & Equipment: Simultaneous Transmitted Polarized Light Microscopy (PLM) and Darkfield Reflected Light Microscopy (RLM)
Fourier Transform Infrared Spectroscopy (FTIR)

Analyzed by: Christian Helou, *Christian Helou*, *Assistant Laboratory Manager* — 6 August 2024 (*Date*)

Reviewed/Approved by : *John Passero*, *Approved Signatory* — 6 August 2024 (*Date*)

- Caribbean Water Technologies Inc. – 362402047 - Page 1 of 8 -

Independent laboratory report — EMSL Analytical, Inc., August 2024.

PRODUCTION

# MADE ON AN INDUSTRIAL TETRA PAK LINE

**SHORES cartons are formed, filled, sealed, and palletized on an automated line built for volume.**

### Advanced carton forming

Flat packaging material is shaped and sealed into cartons on the line itself.

### Robotic line assembly

Automated handling from forming through fill.

### Never exposed to outside air

The carton is filled and sealed in a sterile environment, so the water never touches oxygen.

### 2,300 cases in six hours

Documented output from a single production run.

---

**One 40-foot container — 2,300 cases — produced in a single six-hour run.**


S
Factory in Action
Soca Shores


Watch on YouTube

REVENUE CHANNELS

# HOW SHORES REACHES CUSTOMERS

Multiple revenue channels across retail, hospitality, and branded carton opportunities.


SOCA
WATER
20 OZ
500 ML
1.5 L

## RETAIL & GROCERY

Available in 34 stores across the U.S. Virgin Islands — including The Market STT and Food Center on St. Thomas, Dolphin Market on St. John, and Stop & Shop Supermarket on St. Croix.


PERK
SOCA
WATER
SNYDER'S
SNICKERS
St. John
FREE TAKE ONE

## HOSPITALITY

In eight hotels across Florida and the Caribbean — including Hilton Garden Inn Ocala, Holiday Inn & Suites Ocala, and Hampton Inn St. Thomas.





**CUSTOM BRANDING**

Custom-branded cartons for hotels, resorts, events, and corporate clients — a second revenue line with no new product development.


SHORES in the Market | Retail & Hospitality Across the U.S. & Caribb
Soca Shores
RETAIL & GROCERY
On shelves in 34 stores across the U.S. Virgin Islands
and the Caribbean
CUSTOM BRANDING
Branded cartons for hotels, resorts, events, and corporates
REVENUE CHANNELS
RETAIL • HOSPITALITY • CUSTOM BRANDING
alk into the stores and hotels.
Watch on YouTube

# 11M+ VIDEO VIEWS | 28M+ IMPRESSIONS

Generated through paid campaigns across TikTok, Instagram, and Facebook.


Viral Video Sample
Soca Shores
18K SHARES
Drink Soca Shores Water
Water as Vibrant as the Island!
VIRAL
REACH
ADS • AIRPORTS
See how SHORES builds awareness.
SHORES
Watch on YouTube

## EXPANSION STRATEGY

# BUILD WHERE WE'RE STRONGEST FIRST

Investment capital accelerates the markets where SHORES already has an advantage.



## CARIBBEAN FIRST

SHORES already has distribution, relationships, and a home-market advantage—giving us a credible path to scale.

**Capital enables inventory, distribution, retail placement, and market support.**

Cayman underway. **Jamaica, Barbados, Tobago, and BVI next.**



## U.S. FROM STRENGTH

The U.S. is larger, more expensive, and more crowded. SHORES enters from a stronger Caribbean base—not by building both markets at once.

**10,800+ CASES**
**MANUFACTURED & MOVED**
Across USVI, Florida, Georgia, New York, Cayman.

**CAPITAL → CARIBBEAN SCALE → STRONGER U.S. ENTRY**

# OWN PART OF SOMETHING PEOPLE ALREADY USE EVERY DAY


own it 2
Soca Shores
DRINK IT!
OWN IT!
SHORES
Watch on YouTube

SHORES is on shelves, in hotels, and moving through the Caribbean right now.

Most people can only buy a brand like this. This is the window where you can own a piece of it instead.

Minimum investment is $100.



## EARLY INVESTORS GET A BETTER PRICE

The first $250,000 invested comes in at an $11.25M valuation cap instead of $15M. Same terms, same company — early investors simply buy a larger share for the same money.